Exhibit 99.1

Genmab Announces Financial Results for the First Half of 2020

August 12, 2020; Copenhagen, Denmark;

Interim Report for the First Half of 2020

Highlights

●	Genmab and AbbVie enter into broad oncology collaboration; USD 750 million upfront payment with total potential milestone and opt-in payments of up to USD 3.15 billion
●	Very favorable topline results announced from Phase 2 clinical trial of tisotumab vedotin in recurrent or metastatic cervical cancer
●	Subcutaneous formulation of DARZALEX® (daratumumab), known as DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj) in the U.S., approved in U.S. and Europe for certain multiple myeloma indications
●	Positive topline results in Phase 3 ANDROMEDA study of daratumumab in light-chain (AL) amyloidosis
●	DARZALEX net sales increased approximately 31% compared to the first half of 2019 to USD 1,838 million, resulting in royalty income of DKK 1,652 million for the first half of 2020

“At Genmab our core purpose is to improve the lives of patients by creating differentiated antibody medicines. Despite the unprecedented challenges created by the global coronavirus pandemic, the motivation provided by this core purpose, along with our passion for innovation and determination to be the best at what we do have driven our company to transformational success during the first half of 2020. From our broad collaboration with AbbVie to the impressive results from the tisotumab vedotin innovaTV 204 study, the second quarter of 2020 has further strengthened Genmab’s position as a world-class innovation powerhouse,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Half of 2020

●	Revenue was DKK 6,343 million in the first half of 2020 compared to DKK 1,365 million in the first half of 2019. The increase of DKK 4,978 million, or 365%, was primarily driven by the upfront payment from AbbVie and higher DARZALEX royalties.
●	Net sales of DARZALEX by Janssen were USD 1,838 million in the first half of 2020 compared to USD 1,403 million in the first half of 2019, an increase of USD 435 million, or 31%.
●	Operating expenses were DKK 1,775 million in the first half of 2020 compared to DKK 1,254 million in the first half of 2019. The increase of DKK 521 million, or 42%, was driven by the advancement of epcoritamab (DuoBody®-CD3xCD20) and DuoBody-PD-L1x4-1BB, additional investments in our product pipeline, and the increase in new employees to support the expansion of our product pipeline.
●	Operating income was DKK 4,568 million in the first half of 2020 compared to DKK 111 million in the first half of 2019. The increase of DKK 4,457 million was driven by higher revenue, which was partly offset by increased operating expenses.

Outlook

Genmab is improving its 2020 financial guidance published on June 10, 2020 due to increased royalty income related to the sales of TEPEZZA®.

MDKK	Revised	Previous
	Guidance	Guidance
Revenue	9,100 – 9,700	9,100 – 9,500
Operating expenses	(3,850) – (3,950)	(3,850) – (3,950)
Operating income	5,200 – 5,800	5,200 – 5,600

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Genmab Announces Financial Results for the First Half of 2020

Conference Call

Genmab will hold a conference call in English to discuss the results for the first half of 2020 today, Wednesday, August 12, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call dial +1 646 741 3167 (U.S. participants) or +44 2071 928338 (international participants) and provide conference code 5658476.

A live and archived webcast of the call and relevant slides will be available at www.genmab.com.

Contact:

Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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Interim Report for the First Half of 2020

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Interim Report for the First Half of 2020

CONSOLIDATED KEY FIGURES

	2nd Quarter of	2nd Quarter of	6 Months Ended	6 Months Ended	Full Year
	2020	2019	June 30, 2020	June 30, 2019	2019
(DKK million)
Income Statement
Revenue	5,451	774	6,343	1,365	5,366
Research and development expenses	(775)	(564)	(1,490)	(1,110)	(2,386)
General and administrative expenses	(179)	(73)	(285)	(144)	(342)
Operating expenses	(954)	(637)	(1,775)	(1,254)	(2,728)
Operating result	4,497	137	4,568	111	2,638
Net financial items	(169)	(26)	114	94	221
Net result	3,378	85	3,647	157	2,166

Balance Sheet
Cash position*	12,782	6,951	12,782	6,951	10,971
Non-current assets	1,542	1,166	1,542	1,166	1,183
Assets	20,683	8,977	20,683	8,977	15,144
Shareholders' equity	17,871	8,287	17,871	8,287	14,048
Share capital	65	62	65	62	65
Investments in intangible and tangible assets	145	15	203	36	111

Cash Flow Statement
Cash flow from operating activities	(39)	184	2,153	832	1,326
Cash flow from investing activities	919	(772)	928	(786)	(1,983)
Cash flow from financing activities	4	27	19	16	3,660
Cash and cash equivalents	6,605	583	6,605	583	3,552
Cash position increase/(decrease)	(178)	121	1,811	845	4,865

Financial Ratios
Basic net result per share	51.88	1.38	56.07	2.56	34.40
Diluted net result per share	51.35	1.35	55.52	2.53	34.03

Period-end share market price	2,220.00	1,207.00	2,220.00	1,207.00	1,481.50
Price / book value	8.07	8.99	8.07	8.99	6.85

Shareholders' equity per share	274.94	134.32	274.94	134.32	216.12
Equity ratio	86%	92%	86%	92%	93%

Average number of employees (FTE**)	614	456	591	430	471
Number of employees at the end of the period	636	478	636	478	548

*  Cash, cash equivalents, and marketable securities.

** Full-time equivalent

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Interim Report for the First Half of 2020

OUTLOOK

	Revised	Previous
MDKK	Guidance	Guidance
Revenue	9,100 – 9,700	9,100 - 9,500
Operating expenses	(3,850) – (3,950)	(3,850) - (3,950)
Operating income	5,200 – 5,800	5,200 - 5,600

Genmab is improving its 2020 financial guidance published on June 10, 2020, due to increased royalty income related to the sales of TEPEZZA.

Revenue

We expect our 2020 revenue to be in the range of DKK 9,100 – 9,700 million, an increase of DKK 200 million at the upper end of the range, compared to the previous guidance. Our projected revenue for 2020 consists primarily of DKK 4,398 million related to the portion of the upfront payment from AbbVie that was allocated to the license grants and recognized on the execution date and DARZALEX royalties of DKK 4,075 – 4,475 million. Such royalties are based on estimated DARZALEX net sales of USD 3.9 – 4.2 billion. We project cost reimbursement income of approximately DKK 475 million which is related to our collaborations with Seattle Genetics and BioNTech. The remainder of our revenue is approximately DKK 200 – 400 million, an increase of DKK 200 million at the upper end of the range, compared to the previous guidance, and consists of milestones and other royalties.

Operating Expenses

We anticipate our 2020 operating expenses will be in the range of DKK 3,850 – 3,950 million. From the execution date of the agreement with AbbVie, our operating costs will include 50% of the costs for epcoritamab (DuoBody-CD3xCD20), DuoHexaBody-CD37 and DuoBody-CD3x5T4 and 100% of the costs for the discovery research collaboration. The reduction in our operating costs due to AbbVie’s contribution to the existing clinical programs will be offset by increased investment to further expand and accelerate the partnership programs with AbbVie.

Operating Result

We now expect our operating income to be approximately DKK 5,200 – 5,800 million in 2020, an increase of DKK 200 million at the upper end of the range, compared to the previous guidance.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to the achievement of certain milestones associated with our collaboration agreements; the timing and variation of development activities (including activities carried out by our collaboration partners) and related income and costs; DARZALEX sales and corresponding royalties to Genmab; and currency exchange rates (the 2020 guidance assumes a USD/DKK exchange rate of 6.5). The financial guidance assumes that no significant new agreements are entered into during 2020 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report.

Additionally, the COVID-19 pandemic could potentially materially adversely impact our business and financial performance, including our clinical trials, projected regulatory approval timelines, supply chain and revenues, including our 2020 Guidance and Key 2020 Priorities in this interim report. In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread worldwide and has been declared a global pandemic. COVID-19 has resulted in global business and economic disruption, as many jurisdictions have prohibited international travel and

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Interim Report for the First Half of 2020

implemented social distancing, quarantine and similar measures for their residents to contain the spread of the coronavirus. COVID-19 is also expected to put a strain on the healthcare systems in the major countries where our partners sell our products and where we and they conduct our clinical trials. The global outbreak of COVID-19 continues to evolve, may be prolonged and may have long-term impacts on the development, regulatory approval and commercialization of our product candidates and on sales of our approved products by our collaboration partners. The longer the pandemic continues, the more severe the impacts described below will be on our business. The extent, length and consequences of the pandemic are uncertain and impossible to predict. Genmab has established a COVID-19 response team, led by the CEO, that closely monitors the evolving situation, develops and implements precautionary measures to help limit the impact of COVID-19 at our workplace and on our communities, and ensures business continuity. Genmab is also actively monitoring the potential impact on our 2020 key priorities and assessing the situation on an ongoing basis in close contact with clinical trial sites, physicians and contract research organizations (CROs) to evaluate the impact and challenges posed by the COVID-19 situation and manage them accordingly.

The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to develop. The factors discussed above, as well as other factors which are currently unforeseeable, may result in further and other unforeseen material adverse impacts on our business and financial performance, including on the sales of DARZALEX, Arzerra® and TEPEZZA, by our partners and on our royalty and milestone income therefrom.

KEY 2020 PRIORITIES

Priority	✔	Targeted Milestones
Genmab proprietary* products		●	Tisotumab vedotin[1] – Phase 2 innovaTV 204 safety and efficacy analysis in recurrent/metastatic cervical cancer and engage U.S. FDA for BLA submission subject to trial results
		●	Tisotumab vedotin – data on other solid tumor types
		●	Enapotamab vedotin – data to support late stage development
		●	Epcoritamab (DuoBody-CD3xCD20)[2] Phase 1/2 – decision on recommended Phase 2 dose and initiate expansion cohorts
		●	HexaBody-DR5/DR5 Phase 1/2 - advance dose escalation
	✔	●	DuoBody-PD-L1x4-1BB3 Phase 1/2 – initiate expansion cohorts
		●	DuoBody-PD-L1x4-1BB initial data in H2 2020
		●	File INDs and/or CTAs for 2 new products
Daratumumab[4]	✔	●	U.S. FDA and EMA decision on Phase 3 COLUMBA multiple myeloma SubQ submission
		●	sBLA and MAA Submission Phase 3 ANDROMEDA amyloidosis
		●	sBLA and MAA submission Phase 3 APOLLO multiple myeloma
Ofatumumab[5]		●	U.S. FDA decision on regulatory dossier submission in RMS
Teprotumumab[6]	✔	●	U.S. FDA decision on Phase 3 OPTIC active thyroid eye disease submission

*Certain product candidates in development with partners, as noted.

1. 50:50 dev. w/ Seattle Genetics; 2. 50:50 dev. w/ AbbVie 3. 50:50 dev. w/ BioNTech; 4. In dev. by Janssen; 5. In dev. by Novartis; 6. In dev. by Horizon Therapeutics

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Interim Report for the First Half of 2020

About the AbbVie Collaboration

On June 10, 2020, Genmab entered into a broad oncology collaboration agreement to jointly develop and commercialize epcoritamab (DuoBody-CD3xCD20), DuoHexaBody-CD37 and DuoBody-CD3x5T4 and a discovery research collaboration for future differentiated antibody therapeutics for cancer. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan and receive tiered royalties on remaining global sales. For DuoHexaBody-CD37, DuoBody-CD3x5T4 and any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan. For the discovery research collaboration, which combines proprietary antibodies from both companies along with Genmab’s DuoBody technology and AbbVie’s payload and ADC technology, the companies will select and develop up to four additional differentiated next-generation antibody-based product candidates, potentially across both solid tumors and hematological malignancies. Genmab will conduct Phase 1 studies for these programs and AbbVie retains the right to opt-in to program development.

Under the terms of the agreement, Genmab received a USD 750 million upfront payment from AbbVie with the potential for Genmab to receive up to USD 3.15 billion in additional development, regulatory and sales milestone payments for all programs as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, the parties share in pre-tax profits from the sale of products on a 50:50 basis. Included in these potential milestones are up to USD 1.15 billion in payments related to clinical development and commercial success across the three existing bispecific antibody programs. In addition, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones. Genmab and AbbVie split the costs related to epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4 50:50 while Genmab will be responsible for 100% of the costs for the discovery research programs.

PRODUCT PIPELINE

As of the end of the second quarter, Genmab’s proprietary pipeline of product candidates, where we are responsible for at least 50% of development, consisted of seven clinical stage antibodies. Combined with partnered product candidates, our pipeline consists of twenty antibodies in clinical development, including three approved partnered products created by Genmab. In addition to the antibodies in clinical development, our pipeline includes more than twenty in-house and partnered pre-clinical programs. An overview of the development status of each of our products is provided in the following sections. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com.

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Interim Report for the First Half of 2020

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST HALF OF 2020

Products Created by Genmab*

*Out-licensed products marketed by partner

1See local country prescribing information for precise indications, 2Not in active development

DARZALEX (daratumumab)

– First and Only Subcutaneous (SubQ) CD38 Antibody Approved in the World

●	First-in-class human CD38 antibody
●	Intravenous (IV) formulation approved in combination with other therapies for frontline and for relapsed/refractory multiple myeloma in territories including the U.S., Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe
●	First and only SubQ CD38-directed antibody approved in the U.S. and Europe for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO in the U.S.
●	Multiple Phase 3 studies ongoing in multiple myeloma
●	Collaboration with Janssen Biotech, Inc. (Janssen)
●	Net sales of DARZALEX by Janssen were USD 1,838 million in the first half of 2020

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DARZALEX (daratumumab) is indicated for the treatment of adult patients:

Jurisdiction	Approval	Key Underlying Clinical Trial(s)
United States: IV infusion
Relapsed / Refractory MM
November 2015	Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent	SIRIUS (MMY2002)
November 2016	In combination with Rd or Vd, for patients who have received at least one prior therapy	CASTOR (MMY3004); POLLUX (MMY3003)
June 2017	In combination with Pom-d for patients who have received at least two prior therapies, including lenalidomide and a PI	EQUULEUS (MMY1001)
Frontline MM
May 2018	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	ALCYONE (MMY3007)
June 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)
September 2019	In combination with VTd for newly diagnosed patients who are eligible for ASCT	CASSIOPEIA (MMY3006)
Split Dosing Regimen
February 2019	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)
European Union: IV infusion or SubQ administration
Relapsed / Refractory MM
IV: April 2016 SubQ: June 2020	Monotherapy for patients whose prior therapy included a PI and an immunomodulatory agent and who have demonstrated disease progression on the last therapy	IV: SIRIUS (MMY2002) SubQ: COLUMBA/ PLEIADES
IV: February 2017 SubQ: June 2020	In combination with Rd or Vd for patients who have received at least one prior therapy	IV: CASTOR (MMY3004); POLLUX (MMY3003) SubQ: COLUMBA/ PLEIADES

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Frontline MM
IV: July 2018 SubQ: June 2020	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	IV: ALCYONE (MMY3007) SubQ: COLUMBA/ PLEIADES
IV: November 2019 SubQ: June 2020	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	IV: MAIA (MMY3008) SubQ: COLUMBA/ PLEIADES
IV: January 2020 SubQ: June 2020	In combination with VTd for newly diagnosed patients who are eligible for ASCT	IV: CASSIOPEIA (MMY3006) SubQ: COLUMBA/ PLEIADES
Split Dosing Regimen
December 2018 (N/A SubQ)	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)
Japan: IV infusion
Relapsed / Refractory MM
September 2017	In combination with Rd or Vd	CASTOR (MMY3004); POLLUX (MMY3003)
Frontline MM
August 2019	In combination with VMP for newly diagnosed patients ineligible for ASCT	ALCYONE (MMY3007)
December 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)

DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) SubQ administration is indicated for the treatment of adult patients in the U.S.:

	Approval	Key Underlying Clinical Trial(s)

Relapsed / Refractory MM
April 2020

In combination with Rd or Vd, for patients who have received at least one prior therapy

Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent

COLUMBA/ PLEIADES
Frontline MM

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April 2020	In combination with VMP for newly diagnosed patients who are ineligible for ASCT In combination with Rd for newly diagnosed patients who are ineligible for ASCT	COLUMBA/ PLEIADES

PI = proteasome inhibitor; Rd = lenalidomide and dexamethasone; Vd = bortezomib and dexamethasone; VMP = bortezomib, melphalan and prednisone; VTd = bortezomib, thalidomide and dexamethasone; ASCT = autologous stem cell transplant; Pom-d = pomalidomide and dexamethasone

The warnings and precautions for DARZALEX include infusion reactions, interference with serological testing and interference with determination of complete response. The most frequently reported adverse reactions (incidence ≥20%) in clinical trials were: infusion reactions, neutropenia, thrombocytopenia, fatigue, nausea, diarrhea, constipation, vomiting, muscle spasms, arthralgia, back pain, pyrexia, chills, dizziness, insomnia, cough, dyspnea, peripheral edema, peripheral sensory neuropathy and upper respiratory tract infection.

Please consult the full U.S. Prescribing Information and the full European Summary of Product Characteristics for DARZALEX and the full U.S. Prescribing Information for DARZALEX FASPRO for all the labeled safety information.

Second Quarter Updates

●	June: Janssen submitted a regulatory application in China for daratumumab in combination with bortezomib and dexamethasone (Vd) adult patients with relapsed or refractory multiple myeloma, based on the Phase 3 LEPUS (MMY3009) trial.
●	June: The European Commission (EC) granted marketing authorization for the SubQ formulation of DARZALEX for the treatment of adult patients with multiple myeloma in all currently approved daratumumab IV formulation indications in frontline and relapsed / refractory settings. This followed a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) in April.
●	June: Data from multiple trials were presented at both the American Society of Clinical Oncology 2020 (ASCO20) Virtual Scientific Program and the 25th European Hematology Association (EHA25) Virtual Congress 2020.
●	May: Announced positive topline results in the Phase 3 ANDROMEDA (AMY3001) study of SubQ daratumumab in combination with cyclophosphamide, bortezomib and dexamethasone (CyBorD) for patients with newly diagnosed AL amyloidosis. The study, conducted by Janssen, met the primary endpoint of percentage of patients with hematologic complete response. Patients in the study treated with daratumumab in combination with CyBorD had a 53.3% hematologic complete response compared to 18.1% of patients who were treated with CyBorD alone (odds ratio of 5.1 (95% CI 3.2 – 8.2, p<0.0001)). Additional data was subsequently presented as a late-breaking abstract at the EHA25 Virtual Congress 2020 in June.
●	May: The U.S. Food and Drug Administration (U.S. FDA) approved the use of the SubQ formulation of daratumumab, known in the U.S. as DARZALEX FASPRO (daratumumab and hyaluronidase-fihj), for the treatment of adult patients with multiple myeloma: in combination with bortezomib, melphalan and prednisone (VMP) in newly diagnosed patients who are ineligible for autologous stem cell transplant (ASCT); in combination with lenalidomide and dexamethasone (Rd) in newly diagnosed patients who are ineligible for ASCT and in patients with relapsed or refractory multiple myeloma who have received at least one prior therapy; in combination with Vd in patients who have received at least one prior therapy; and as monotherapy, in patients who have received at least three prior lines of therapy including a proteasome inhibitor (PI) and an immunomodulatory agent or who are double-refractory to a PI and an immunomodulatory agent.

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●	April: Janssen submitted a New Drug Application (NDA) to the Ministry of Health, Labor and Welfare (MHLW) in Japan for the SubQ formulation of daratumumab.

First Quarter Updates

●	February: A pre-approval access study (NCT04264884) for SubQ daratumumab in patients unable to receive IV daratumumab was published on www.clinicaltrials.gov.
●	February: Janssen submitted a supplemental Biologics License Application (sBLA) to the U.S. FDA seeking approval of daratumumab in combination with carfilzomib and dexamethasone (DKd) for relapsed / refractory multiple myeloma. The submission was supported by data from the Phase 3 CANDOR study, sponsored by Amgen and co-funded by Janssen Research & Development, LLC. In March, Janssen submitted a supplemental NDA (sNDA) to the MHLW in Japan for the same indication.
●	February: The Phase 3 AURIGA (MMY3021) study of SubQ daratumumab plus lenalidomide as maintenance treatment in patients with newly diagnosed multiple myeloma resumed recruiting following a temporary hold due to a U.S. FDA request for additional information related to analytical methods included in the study protocol.
●	January: The EC granted marketing authorization for DARZALEX in combination with bortezomib, thalidomide and dexamethasone (VTd) for the treatment of adult patients with newly diagnosed multiple myeloma who are eligible for ASCT. The approval was supported by data from the Phase 3 CASSIOPEIA (MMY3006) study.

Daratumumab Development Covering All States of Multiple Myeloma (MM) and Beyond – Key Ongoing* Trials

*Does not include trials that may still be ongoing but have clinical data and/or are the basis for an existing approval.

Arzerra (ofatumumab) – First Genmab Created Product on the Market

●	Human CD20 monoclonal antibody commercialized by Novartis under a license agreement with Genmab
●	Arzerra is available for certain chronic lymphocytic leukemia (CLL) indications in the U.S., Japan and certain other territories

In the U.S., Arzerra solution for infusion is approved for use in combination with chlorambucil for the treatment of previously untreated patients with CLL for whom fludarabine-based therapy is considered inappropriate; for

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use in combination with fludarabine and cyclophosphamide (FC) for the treatment of patients with relapsed CLL; and for extended treatment of patients who are in complete or partial response after at least two lines of therapy for recurrent or progressive CLL. It is also indicated as monotherapy for the treatment of patients with CLL who are refractory to fludarabine and alemtuzumab.

In 2019, the marketing authorization for Arzerra was withdrawn in the EU and several other territories. Arzerra is commercially available in Japan as well as in the U.S. and certain other territories though it is no longer in active development for CLL.

The overall safety profile of Arzerra in CLL is based on exposure in clinical trials and the post-marketing setting. The most common side effects for Arzerra include adverse events associated with infusion reactions, cytopenias, and infections (lower respiratory tract infection, including pneumonia, upper respiratory tract infection, sepsis, including neutropenic sepsis and septic shock, herpes viral infection, urinary tract infection).

Please consult the full U.S. Prescribing information, including Boxed Warning for all the labeled safety information for Arzerra.

TEPEZZA (teprotumumab-trw) – Latest Genmab Created Product to be Approved

●	Developed and commercialized by Horizon Therapeutics, plc (Horizon) for thyroid eye disease (TED)
●	First and only U.S. FDA-approved medicine for the treatment of TED

Teprotumumab, approved by the U.S. FDA in January 2020 under the trade name TEPEZZA, is a fully human antibody that targets the Insulin-like Growth Factor-1 Receptor, a well-validated target. TEPEZZA is being developed and is commercialized by Horizon. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a license from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA.

Please consult the full U.S. Prescribing Information for all the labeled safety information for TEPEZZA.

First Quarter Update

●	January: The U.S. FDA approved TEPEZZA for the treatment of TED.

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Interim Report for the First Half of 2020

Genmab Proprietary Products*

*Certain products in co-development, partners as indicated

Tisotumab vedotin – A Next Generation Therapeutic

●	Antibody-drug conjugate (ADC), an antibody coupled to a cell-killing agent, in development to treat solid tumors
●	Very favorable topline results announced for the Phase 2 potential registration study in cervical cancer; Genmab and Seattle Genetics plan to discuss the results with the U.S. FDA
●	Phase 2 clinical studies in ovarian and other solid tumors ongoing
●	Co-developed under a license and collaboration agreement with Seattle Genetics

Tisotumab vedotin is an ADC targeted to tissue factor (TF), a protein involved in tumor signaling and angiogenesis. Based on its high expression on many solid tumors and its rapid internalization, TF is a suitable target for an ADC approach. Tisotumab vedotin is in clinical development for solid tumors. Tisotumab vedotin is being co-developed by Genmab and Seattle Genetics, under an agreement in which the companies share all costs and profits for the product on a 50:50 basis.

Second Quarter Update

●	June: Announced very favorable topline results from the Phase 2 single-arm innovaTV 204 trial evaluating tisotumab vedotin administered every three weeks for the treatment of patients who have relapsed or progressed on or after prior treatment for recurrent or metastatic cervical cancer. Results from the trial showed a 24 percent confirmed objective response rate (ORR) by independent central review (95% Confidence Interval: 15.9% - 33.3%) with a median duration of response (DOR) of 8.3 months. The most common treatment-related adverse events (greater than or equal to 20 percent) included alopecia, epistaxis (nose bleeds), nausea, conjunctivitis, fatigue and dry eye.

Enapotamab vedotin – A First-in-Class ADC Targeting AXL

●	ADC in development to treat solid tumors
●	Phase 1/2 clinical study for multiple types of solid tumors ongoing

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Enapotamab vedotin is an ADC targeted to AXL, a signaling molecule expressed on many solid cancers and implicated in tumor biology. Enapotamab vedotin is fully owned by Genmab and the ADC technology used with enapotamab vedotin was licensed from Seattle Genetics. A Phase I/2 clinical study of enapotamab vedotin for multiple types of solid tumors is ongoing.

HexaBody®-DR5/DR5 (GEN1029) – First HexaBody Program in Clinical Development

●	Proprietary antibody therapeutic created with Genmab’s HexaBody technology
●	Composed of two non-competing HexaBody antibody molecules that target two distinct DR5 epitopes
●	Phase 1/2 clinical trial in solid tumors ongoing

HexaBody-DR5/DR5 is a product comprising a mixture of two non-competing HexaBody molecules that target two distinct epitopes on death receptor 5 (DR5), a cell surface receptor that mediates a process called programmed cell death. Increased expression of DR5 has been reported in several types of tumors. The product was created with our HexaBody technology and DR5 antibodies acquired from IDD Biotech. HexaBody-DR5/DR5 is fully owned by Genmab and a Phase 1/2 clinical trial in solid tumors is ongoing.

Second Quarter Update

●	June: Preclinical data was presented at the EHA25 Virtual Congress 2020.

Epcoritamab (DuoBody-CD3xCD20) – Potential Best-in-class Product Candidate

●	Proprietary bispecific antibody created with Genmab’s DuoBody technology
●	Phase 1/2 clinical trial in B-cell malignancies ongoing
●	Co-developed under a collaboration with AbbVie

Epcoritamab (DuoBody-CD3xCD20) is a proprietary bispecific antibody created using Genmab’s DuoBody technology. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically well-validated target. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is being co-developed by Genmab and AbbVie. A Phase 1/2 clinical study of epcoritamab in B-cell malignancies is ongoing.

Second Quarter Updates

●	June: Included in the broad oncology collaboration between Genmab and AbbVie. See the “About the AbbVie Collaboration” for more details.
●	June: Complete dose-escalation data from the Phase 1/2 study of epcoritamab in relapsed, progressive or refractory B-cell lymphoma was presented at the ASCO20 Virtual Scientific Program with an update presented at the EHA25 Virtual Congress 2020.

First Quarter Update

●	February: “DuoBody-CD3xCD20 induces potent T-cell-mediated killing of malignant B cells in preclinical models and provides opportunities for subcutaneous dosing,” published in EBioMedicine, a Lancet journal focused on translational biomedical research.

DuoBody-PD-L1x4-1BB (GEN1046) – Bispecific Next Generation Checkpoint Immunotherapy

●	Bispecific antibody created with Genmab’s DuoBody technology
●	Phase 1/2 clinical trial in solid tumors ongoing
●	Developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB (GEN1046) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech

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under an agreement in which the companies share all future costs and profits for the product on a 50:50 basis. DuoBody-PD-L1x4-1BB targets PD-L1 and 4-1BB, selected to block inhibitory PD-1 / PD-L1 axis and simultaneously activate essential co-stimulatory activity via 4-1BB using inert DuoBody antibody format. A Phase 1/2 clinical study of DuoBody-PD-L1x4-1BB in solid tumors is ongoing.

First Quarter Update

●	Q1: Expansion cohort initiated in Phase 1/2 trial in solid tumors.

DuoBody-CD40x4-1BB (GEN1042) – Potential First-in-Class Bispecific Agonistic Antibody

●	Bispecific antibody created with Genmab’s DuoBody technology
●	Phase 1/2 clinical trial in solid tumors ongoing
●	Developed in collaboration with BioNTech

DuoBody-CD40x4-1BB (GEN1042) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all future costs and profits for the product on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells (DC) and antigen-dependent T-cell activation, using an inert DuoBody format. A Phase 1/2 clinical study of DuoBody-CD40x4-1BB in solid tumors is ongoing.

DuoHexaBody®-CD37 (GEN3009) – First DuoHexaBody Program in the Clinic

●	Investigational New Drug Application (IND) submitted in 2019
●	First DuoHexaBody product candidate in the clinic
●	Novel target for hematologic malignancies
●	Co-developed under a collaboration with AbbVie

DuoHexaBody-CD37 (GEN3009) is a bispecific IgG1 antibody created with Genmab’s proprietary DuoHexaBody technology platform. The DuoHexaBody platform combines the dual targeting of our DuoBody technology with the enhanced potency of our HexaBody technology, creating bispecific antibodies with target-mediated enhanced hexamerization. In preclinical settings, DuoHexaBody-CD37 has been shown to induce potent in vitro and in vivo anti-tumor activity. This suggests that DuoHexaBody-CD37 is a promising candidate for B-cell malignancies. An IND was submitted to the U.S. FDA in November 2019 and the first patient was dosed with DuoHexaBody-CD37 in March 2020. DuoHexaBody-CD37 is being co-developed by Genmab and AbbVie.

Second Quarter Updates

●	June: Preclinical data was presented at the EHA25 Virtual Congress 2020.
●	June: Included in the broad oncology collaboration between Genmab and AbbVie. See the “About the AbbVie Collaboration” for more details.

First Quarter Update

●	March: First patient dosed in first-in-human trial of DuoHexaBody-CD37 in hematologic malignancies.

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Interim Report for the First Half of 2020

Partner-owned Product Candidates Incorporating Genmab’s Innovation*

*Products under development by a third-party incorporating Genmab technology and innovation

Ofatumumab (OMB157)

●	Human CD20 monoclonal antibody developed by Novartis under a license agreement with Genmab
●	SubQ formulation in development to treat relapsing forms of multiple sclerosis (RMS)
●	Positive data available from the two Phase 3 ASCLEPIOS studies with SubQ ofatumumab in RMS
●	Based on ASCLEPIOS data Novartis initiated regulatory submissions to U.S. and European health authorities

Ofatumumab is a human IgG1k mAb that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. A SubQ formulation of ofatumumab was investigated in two Phase 3 clinical studies in RMS. The studies compared the efficacy and safety of SubQ ofatumumab versus teriflunomide in patients with RMS and were comprised of approximately 900 patients each. A Phase 3 study examining the long-term safety, tolerability and effectiveness of ofatumumab in patients with RMS who participated in a previous study is ongoing. Novartis also conducted a Phase 2 (APLIOS) study to evaluate the bioequivalence of 20mg of SubQ ofatumumab injected by either pre-filled syringe or autoinjector-pen in adult RMS patients.

Second Quarter Updates

●	June: U.S. FDA notified Novartis that the agency extended its review of the sBLA for SubQ ofatumumab for the treatment of RMS in adults. Regulatory action in the U.S., previously anticipated in June, is now anticipated in September 2020.
●	May: Data from the Phase 3 ASCLEPIOS trials and the Phase 2 APLIOS trial were presented virtually at the 6th Congress of the European Academy of Neurology (EAN).

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●	April: The Phase 3 ARTIOS single-arm, prospective, multicenter, open-label study to evaluate ofatumumab treatment effectiveness and patient reported outcomes in patients with RMS transitioning from dimethyl fumarate or fingolimod therapy was posted on clinicaltrials.gov.

First Quarter Updates

●	February: Positive data from the Phase 2 APLIOS study, which evaluated the bioequivalence of SubQ administration of ofatumumab via pre-filled syringe, as used in the Phase 3 ASCLEPIOS I and 2 trials, and an autoinjector-pen in patients with RMS, was presented at the Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS) Forum in Florida.
●	February: The U.S. FDA accepted, with Priority Review, the sBLA submitted by Novartis for SubQ ofatumumab for the treatment of RMS in adults. A Marketing Authorization Application (MAA) that Novartis submitted to the European Medicines Agency (EMA), was also accepted for review.

Amivantamab (JNJ-61186372)

●	DuoBody product targeting EGFR and cMet
●	Phase 2 study ongoing in non-small cell lung cancer (NSCLC)
●	Developed by Janssen under the DuoBody technology collaboration

Amivantamab (JNJ-61186372) is a bispecific antibody that targets EGFR and cMet, two validated cancer targets. Amivantamab was created under a collaboration between Genmab and Janssen using Genmab’s DuoBody technology. The two antibodies used to generate amivantamab were both created by Genmab. Janssen is investigating amivantamab in a Phase 2 clinical study to treat NSCLC.

Second Quarter Update

●	June: Results from the Phase I CHRYSALIS study of amivantamab in advanced NSCLC with epidermal growth factor receptor (EGFR) Exon 20 insertion mutations was presented at the ASCO20 Virtual Scientific Program.

First Quarter Update

●	March: The U.S. FDA granted Breakthrough Therapy Designation (BTD) for amivantamab for the treatment of patients with NSCLC with EGFR Exon 20 insertion mutations, whose disease has progressed on or after platinum-based chemotherapy. This is the first BTD granted to a DuoBody product candidate.

Teclistamab (JNJ-64007957)

●	DuoBody product targeting BCMA and CD3
●	Phase I studies in multiple myeloma ongoing
●	Developed by Janssen under the DuoBody technology collaboration

Teclistamab (JNJ-64007957) is a bispecific antibody that targets BCMA, which is expressed in mature B lymphocytes, and CD3, which is expressed on T-cells. Teclistamab was created by Janssen using Genmab's DuoBody technology, and is being investigated in Phase I clinical studies for the treatment of multiple myeloma.

Second Quarter Update

●	June: Results from the Phase I first-in-human study of teclistamab in relapsed or refractory multiple myeloma was presented at the ASCO20 Virtual Scientific Program.

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Interim Report for the First Half of 2020

Mim8

●	DuoBody product in development by Novo Nordisk for hemophilia
●	First DuoBody product candidate in indication outside of oncology
●	Phase 1/2 trial in healthy subjects or patients with hemophilia A ongoing

Mim8 is a bispecific antibody created under a collaboration between Genmab and Novo Nordisk using Genmab’s DuoBody technology. Novo Nordisk is investigating Mim8 in a Phase 1/2 study of healthy subjects (part 1) followed by patients with hemophilia A with or without Factor VIII3 inhibitors (part 2).

First Quarter Update

●	January: The first healthy subject was dosed in the Phase 1/2 study of Mim8.

Pre-clinical Programs

●	Broad pre-clinical pipeline of more than twenty programs including DuoBody-CD3x5T4 and HexaBody-CD38
●	Pre-clinical pipeline includes both partnered products and in-house programs based on our proprietary technologies or antibodies
●	Multiple new INDs expected to be submitted over coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline, including a broad oncology collaboration with AbbVie

Our pre-clinical pipeline includes naked antibodies, immune effector function enhanced antibodies developed with our HexaBody technology, and bispecific antibodies created with our DuoBody platform. We are also working with our partners, including Immatics and CureVac AG, to generate additional new product concepts. A number of the pre-clinical programs are carried out in cooperation with our collaboration partners.

Second Quarter Update

●	June: Entered into a broad oncology collaboration with AbbVie, which includes a discovery research collaboration. See the “About the AbbVie Collaboration” for more details.

First Quarter Update

●	January: First Clinical Trial Applications (CTAs) submitted for DuoBody-CD3x5T4 in Europe.

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, research and development, commercial and financial activities. For further information about risks and uncertainties, which the Genmab group faces, refer to the 2019 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) in March 2020. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of the Form 20-F, though the full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to develop. See Genmab’s Form 20-F for a detailed summary of risks related to the COVID-19 pandemic.

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Interim Report for the First Half of 2020

FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab group. The financial statements are published in Danish Kroner (DKK).

Revenue

Genmab’s revenue was DKK 6,343 million for the first half of 2020 compared to DKK 1,365 million for the first half of 2019. The increase of DKK 4,978 million, or 365%, was primarily driven by the portion of the upfront payment related to the AbbVie collaboration that was allocated to the license grants and recognized on the execution date of USD 672 million (DKK 4,398 million) and higher DARZALEX royalties. The remaining portion of the upfront payment from AbbVie of USD 78 million (DKK 513 million) was recorded as deferred revenue and will be recognized over approximately 7 years.

(DKK million)	H1 2020	H1 2019
Royalties	1,738	1,181
Milestone payments	32	20
License fees	4,398	—
Reimbursement income	175	164
Total revenue	6,343	1,365

Royalties

Royalty income amounted to DKK 1,738 million in the first half of 2020 compared to DKK 1,181 million in the first half of 2019. The increase of DKK 557 million, or 47%, was primarily driven by higher DARZALEX royalties achieved under our daratumumab collaboration with Janssen.

Net sales of DARZALEX by Janssen were USD 1,838 million in the first half of 2020 compared to USD 1,403 million in the first half of 2019. The increase of USD 435 million, or 31%, was driven by the continued strong uptake of DARZALEX. In the second quarter of 2020, net sales of DARZALEX were USD 901 million compared to USD 937 million in the first quarter of 2020. The decrease of USD 36 million, or 4%, was driven by the negative impact of COVID-19. Royalty income on net sales of DARZALEX was DKK 1,652 million in the first half of 2020 compared to DKK 1,169 million in the first half of 2019, an increase of DKK 483 million. The increase in royalties of 41% is higher than the increase in the underlying sales due primarily to the change in royalty tiers and currency fluctuations between the USD and DKK. During the first half of 2020, the royalty rate on net sales of DARZALEX moved into the 16% royalty tier on net sales exceeding USD 1.5 billion in a calendar year, compared to the first half of 2019, where the royalty rate on net sales of DARZALEX moved into the 13% royalty tier on net sales exceeding USD 750 million in a calendar year.

Royalty income may fluctuate from period to period based on the level of sales, various accruals and foreign currency exchange rates.

Milestone Payments

Milestone income was DKK 32 million in the first half of 2020 which was primarily driven by certain milestone achievements under our DuoBody collaboration with Novo Nordisk and our teprotumumab collaboration with Horizon Therapeutics. Milestone income was DKK 20 million in the first half of 2019 which was driven by milestone achievement from Janssen for an additional DuoBody target pair under the license and collaboration agreement.

Milestone income may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

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Interim Report for the First Half of 2020

Licenses Fees

License fee income was DKK 4,398 million during the first half of 2020 which was driven by the upfront payment related to the AbbVie collaboration. There was no license fee income during the first half of 2019.

Reimbursement Income

Reimbursement income amounted to DKK 175 million in the first half of 2020 compared to DKK 164 million in the first half of 2019. The increase of DKK 11 million, or 7%, was primarily driven by higher activities under our collaboration agreement with BioNTech for DuoBody-PD-L1x4-1BB.

Refer to note 2 in this interim report for further details about revenue including details on revenue recognition related to the AbbVie collaboration.

Research and Development Costs

Research and development costs amounted to DKK 1,490 million in the first half of 2020 compared to DKK 1,110 million in the first half of 2019. The increase of DKK 380 million, or 34%, was driven by the advancement of epcoritamab (DuoBody-CD3xCD20) and DuoBody-PD-L1x4-1BB, the additional investment in our product pipeline, and the increase in research and development employees. In the first half of 2020, we recorded DKK 45 million as a reduction of research and development costs for AbbVie’s share of our expenses, net of our share of AbbVie’s expenses.

Research and development costs accounted for 84% of the total operating expenses in the first half of 2020 compared to 89% in the first half of 2019.

General and Administrative Expenses

General and administrative expenses were DKK 285 million in the first half of 2020 compared to DKK 144 million in the first half of 2019. The increase of DKK 141 million, or 98%, was driven by one-time costs related to the AbbVie collaboration agreement, increased ongoing costs related to the U.S. listing including higher insurance costs, and growth across all support areas including enhanced technology and systems, early investment in commercial, and others due to the expansion of our product pipeline.

General and administrative expenses accounted for 16% of the total operating expenses in the first half of 2020 compared to 11% in the first half of 2019.

Operating Result

Operating income was DKK 4,568 million in the first half of 2020 compared to DKK 111 million in the first half of 2019. The increase of DKK 4,457 million was driven by higher revenue, which was partly offset by increased operating expenses.

As of June 30, 2020, the total number of employees was 636 compared to 478 employees as of June 30, 2019. The increase in employees was driven by the expansion and acceleration of our pipeline.

Workforce	June 30, 2020	June 30, 2019
Research and development employees	537	406
Administrative employees	99	72
Total employees	636	478

Net Financial Items

The net financial items for the first half of 2020 were net income of DKK 114 million compared to net income of DKK 94 million in the first half of 2019. The increase of DKK 20 million, or 21%, was driven primarily by

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Interim Report for the First Half of 2020

higher interest income due to a higher cash position in the first half of 2020 as compared to the first half of 2019. Refer to note 4 in this interim report for further details about the net financial items.

Corporate Tax

The corporate tax expense for the first half of 2020 was DKK 1,035 million compared to DKK 48 million for the first half of 2019. The estimated annual effective corporate tax rate in the first half of 2020 was 22% compared to 23% in the first half of 2019. There has been no reversal of the valuation allowances on deferred tax assets in the first half of 2020 or the first half of 2019.

Net Result

Net result for the first half of 2020 was a net income of DKK 3,647 million compared to DKK 157 million in the first half of 2019. The increase was driven by the items described above.

Cash Position

Cash Position (MDKK)	June 30, 2020	December 31, 2019
Marketable securities	6,177	7,419
Cash and cash equivalents	6,605	3,552
Cash position	12,782	10,971

As of June 30, 2020, cash, cash equivalents, and marketable securities (cash position) amounted to DKK 12,782 million, an increase of DKK 1,811 million from the beginning of 2020. The increase was primarily driven by positive working capital adjustments related to DARZALEX milestones achieved in the fourth quarter of 2019, which were received in 2020.

Cash and cash equivalents included short-term marketable securities of DKK 3,003 million at the end of June 2020, compared to DKK 668 million at the end of December 2019. In accordance with our accounting policy, securities purchased with a maturity of less than three months at the date of acquisition are classified as cash and cash equivalents. Refer to note 3 in this interim report for further details about our marketable securities.

Cash Flow

Cash Flow (MDKK)	H1 2020	H1 2019
Cash provided by (used in) operating activities	2,153	832
Cash provided by (used in) investing activities	928	(786)
Cash provided by (used in) financing activities	19	16

Net cash provided by operating activities is primarily related to our operating result, operating asset and liability fluctuations, reversal of net financial items, and adjustments related to non-cash expenses, all of which may be highly variable period to period. In the first half of 2020, the primary driver of higher cash provided by operating activities was higher positive working capital adjustments in 2020 related to DARZALEX milestones achieved in the fourth quarter of 2019 that were received in 2020. The upfront payment from AbbVie was included in current receivables as of June 30, 2020 driving the negative adjustment in operating assets and liabilities on the statement of cash flows. The upfront payment from AbbVie was received in July 2020.

The change in cash used in investing activities primarily reflects differences between the proceeds received from sale and maturity of our investments and amounts invested, and the investment in tangible assets.

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Net cash provided by financing activities is primarily related to the issuance of shares, purchase of treasury shares, exercise of warrants and lease payments. In the first half of 2020, the primary driver of the higher cash provided by financing activities was related to the proceeds from the exercise of warrants partially offset by the payment of withholding taxes on behalf of employees on net settled RSUs.

Balance Sheet

As of June 30, 2020, total assets were DKK 20,683 million compared to DKK 15,144 million as of December 31, 2019. As of June 30, 2020, assets are primarily comprised of a cash position of DKK 12,782 million and current receivables of DKK 6,359 million. The current receivables consist primarily of the upfront payment related to the AbbVie collaboration agreement and royalties from Janssen on net sales of DARZALEX. The upfront payment from AbbVie was received in July 2020.

As of June 30, 2020, total liabilities were DKK 2,812 million compared to DKK 1,096 million on December 31, 2019. The increase in total liabilities of DKK 1,716 million was primarily driven by an increase in corporate tax payable of DKK 1,012 million and an increase in deferred revenue of DKK 513 million related to the AbbVie collaboration.

Shareholders’ equity as of June 30, 2020 was DKK 17,871 million compared to DKK 14,048 million at the end of December 2019. The increase was driven primarily by our net income. As of June 30, 2020, Genmab’s equity ratio was 86% compared to 93% as of December 31, 2019.

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STATEMENT OF COMPREHENSIVE INCOME FOR THE 2ND QUARTER OF 2020

Income Statement	2nd Quarter of	2nd Quarter of
	2020	2019
(DKK million)

Revenue	5,451	774

Research and development expenses	(775)	(564)
General and administrative expenses	(179)	(73)
Operating expenses	(954)	(637)

Operating result	4,497	137

Financial income	42	34
Financial expenses	(211)	(60)

Net result before tax	4,328	111

Corporate tax	(950)	(26)

Net result	3,378	85

Basic net result per share	51.88	1.38
Diluted net result per share	51.35	1.35

Statement of Comprehensive Income

Net result	3,378	85

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries	(9)	—

Total comprehensive income	3,369	85

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STATEMENT OF COMPREHENSIVE INCOME FOR THE FIRST HALF OF 2020

Income Statement		6 Months Ended	6 Months Ended
	Note	June 30, 2020	June 30, 2019
(DKK million)

Revenue	2	6,343	1,365

Research and development expenses		(1,490)	(1,110)
General and administrative expenses		(285)	(144)
Operating expenses		(1,775)	(1,254)

Operating result		4,568	111

Financial income	4	119	98
Financial expenses	4	(5)	(4)

Net result before tax		4,682	205

Corporate tax		(1,035)	(48)

Net result		3,647	157

Basic net result per share		56.07	2.56
Diluted net result per share		55.52	2.53

Statement of Comprehensive Income

Net result		3,647	157

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries		—	4

Total comprehensive income		3,647	161

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BALANCE SHEET

		June 30,	December 31,
	Note	2020	2019
(DKK million)
ASSETS

Intangible assets		413	470
Property, plant and equipment		414	237
Right-of-use assets	7	312	177
Receivables		12	11
Deferred tax assets		239	139
Other investments		152	149

Total non-current assets		1,542	1,183

Receivables		6,359	2,990
Marketable securities	3	6,177	7,419
Cash and cash equivalents		6,605	3,552

Total current assets		19,141	13,961

Total assets		20,683	15,144

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		65	65
Share premium		11,826	11,755
Other reserves		98	98
Retained earnings		5,882	2,130

Shareholders' equity		17,871	14,048

Provisions		2	2
Lease liabilities	7	313	155
Deferred revenue		487	—
Other payables		1	1

Total non-current liabilities		803	158

Corporate tax payable		1,085	73
Lease liabilities	7	43	26
Deferred revenue		26	—
Other payables		855	839

Total current liabilities		2,009	938

Total liabilities		2,812	1,096

Total shareholders' equity and liabilities		20,683	15,144

Share-based instruments	5
Shareholdings by the Board of Directors and Executive Management	6
Subsequent events to the balance sheet date	8

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Interim Report for the First Half of 2020

STATEMENT OF CASH FLOWS

		6 Months Ended	6 Months Ended
	Note	June 30, 2020	June 30, 2019
(DKK million)

Net result before tax		4,682	205

Reversal of financial items, net		(114)	(94)
Adjustments for non-cash transactions		182	136
Changes in operating assets and liabilities		(2,570)	700

Cash flow from operating activities before financial items		2,180	947

Interest received		77	30
Interest elements of lease payments	7	(3)	(4)
Interest paid		(4)	(1)
Corporate taxes paid		(97)	(140)

Cash flow from operating activities		2,153	832

Investment in tangible assets		(203)	(36)
Marketable securities bought	3	(3,006)	(2,215)
Marketable securities sold		4,137	1,465

Cash flow from investing activities		928	(786)

Warrants exercised		54	38
Shares issued for cash		—	1
Principal elements of lease payments		(17)	(14)
Payment of withholding taxes on behalf of employees on net settled RSUs		(18)	(9)

Cash flow from financing activities		19	16

Changes in cash and cash equivalents		3,100	62
Cash and cash equivalents at the beginning of the period		3,552	533
Exchange rate adjustments		(47)	(12)

Cash and cash equivalents at the end of the period		6,605	583

Bank deposits and petty cash		3,602	583
Short-term marketable securities		3,003	—

Cash and cash equivalents at the end of the period		6,605	583

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Interim Report for the First Half of 2020

STATEMENT OF CHANGES IN EQUITY

	Share	Share	Translation	Retained	Shareholders'
	capital	premium	reserves	earnings	equity
(DKK million)

December 31, 2018	61	8,059	92	(198)	8,014

Net result	—	—	—	157	157
Other comprehensive income	—	—	4	—	4
Total comprehensive income	—	—	4	157	161

Transactions with owners:
Exercise of warrants	1	38	—	—	39
Share-based compensation expenses	—	—	—	68	68
Net settlement of RSUs	—	—	—	(9)	(9)
Tax on items recognized directly in equity	—	—	—	14	14

June 30, 2019	62	8,097	96	32	8,287

December 31, 2019	65	11,755	98	2,130	14,048

Net result	—	—	—	3,647	3,647
Other comprehensive income	—	—	—	—	—
Total comprehensive income	—	—	—	3,647	3,647

Transactions with owners:
Exercise of warrants	—	71	—	—	71
Share-based compensation expenses	—	—	—	98	98
Net settlement of RSUs	—	—	—	(18)	(18)
Tax on items recognized directly in equity	—	—	—	25	25

June 30, 2020	65	11,826	98	5,882	17,871

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Interim Report for the First Half of 2020

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

The interim report is prepared in accordance with International Accounting Standard No. 34 (IAS 34), “Interim Financial Reporting” and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in section 1 – Basis of Presentation in the financial statements in the 2019 annual report. A number of new or amended standards became applicable for the current reporting period. Genmab did not have to change its accounting policies as a result of adopting these standards.

Management Judgments and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgments (various accounting estimates and assumptions) which may significantly impact the group’s financial statements. The most significant judgments include, among other things, revenue recognition, share-based compensation, deferred tax assets, and recognition of internally generated intangible assets. For additional descriptions of significant judgments and estimates, refer to note 1.3 in the 2019 annual report and note 2 within this interim report for details related to the AbbVie collaboration.

Fair Value Measurement

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 for financial instruments requires disclosure of fair value measurements by level of the following fair value measurement hierarchy for:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
●	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
●	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

MDKK		June 30, 2020			December 31, 2019
Assets Measured at Fair Value	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Marketable securities	3	6,177	—	—	7,419	—	—
Other investments		—	—	152	—	—	149

Marketable Securities

All fair market values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

Other Investments

Other investments consist primarily of a DKK 149 million equity investment in CureVac AG. The investment in CureVac AG, the developer of mRNA technology, was made in December 2019. The valuation is based on the payment made which approximates fair value, and the assumptions are evaluated on a quarterly basis (Level 3).

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Note 2 – Revenue

Genmab enters into license and collaboration agreements which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates to third parties and also may participate in the development of the product candidates. The terms of these arrangements typically include payment to Genmab of one or more of the following: non-refundable, upfront license fees; exclusive designation fees; annual license maintenance fees; additional target fees; development, regulatory and commercial milestone payments; payments for research and development services; and royalties on net sales of licensed products. Each of these payments results in revenue from contracts with customers.

The table below disaggregates our revenue by type of payment and collaboration partner under our agreements, which provides additional information regarding how the nature, amount, timing and uncertainty of our revenue and cash flows might be affected by a variety of factors.

	6 Months Ended	6 Months Ended
	June 30, 2020	June 30, 2019
(DKK million)
Revenue:
Royalties	1,738	1,181
Milestone payments	32	20
License fees	4,398	—
Reimbursement income	175	164

Total	6,343	1,365

Revenue split by collaboration partner:
Janssen	1,652	1,189
AbbVie	4,398	—
Seattle Genetics	99	111
BioNTech	76	53
Other collaboration partners	118	12

Total	6,343	1,365

AbbVie Collaboration Agreement

On June 10, 2020, Genmab entered into a broad collaboration agreement to jointly develop and commercialize epcoritamab (DuoBody-CD3xCD20), DuoHexaBody-CD37 and DuoBody-CD3x5T4 and a discovery research collaboration for future differentiated antibody therapeutics for cancer. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan and receive tiered royalties on remaining global sales. For DuoHexaBody-CD37, DuoBody-CD3x5T4 and any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan. For the discovery research collaboration, Genmab will conduct Phase 1 studies for these programs and AbbVie retains the right to opt-in to program development.

Under the terms of the agreement, Genmab received a USD 750 million upfront payment with the potential for Genmab to receive up to USD 3.15 billion in additional development, regulatory and sales milestone payments for all programs as well as tiered royalties between 22% and 26% on net sales for epcoritamab

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outside the U.S. and Japan. Except for these royalty-bearing sales, the parties share in pre-tax profits from the sale of products on a 50:50 basis. Included in these potential milestones are up to USD 1.15 billion in milestone payments related to clinical development and commercial success across the three existing bispecific antibody programs. In addition, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones. Genmab and AbbVie split the costs related to epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4 50:50 while Genmab will be responsible for 100% of the costs for the discovery research programs.

Genmab identified four performance obligations: (1) delivery of license for epcoritamab (2) delivery of license for DuoHexaBody-CD37 (3) delivery of license for DuoBody-CD3x5T4 (4) research and development services for the option targets under the discovery research collaboration. The total transaction price under the agreement was determined to be the USD 750 million (DKK 4,911 million) upfront payment as the future potential milestone amounts were not deemed to be highly probable as they are contingent upon success in future clinical trials and regulatory approvals which are not within its control and uncertain at this stage. Milestones will be recognized when their achievement is deemed to be highly probable and a significant revenue reversal would not occur. Royalties and sales-based milestones will be recognized when the subsequent sales occur. The total transaction price of USD 750 million (DKK 4,911 million) was allocated to the four performance obligations based on the best estimate of relative stand-alone selling prices. For the license grants, Genmab based the stand-alone selling price on a discounted cash flow approach and considered several factors including, but not limited to discount rate, development timeline, regulatory risks, estimated market demand and future revenue potential. For the research and development services for the option targets, a cost-plus margin approach was utilized. The allocation of the transaction price to the performance obligations is summarized below:

●	Delivery of licenses for the three programs: USD 672 million (DKK 4,398 million)
●	Research and development services for the option targets: USD 78 million (DKK 513 million)

The performance obligations related to the delivery of licenses were completed at a point in time prior to June 30, 2020 and Genmab recognized USD 672 million (DKK 4,398 million) as license fee revenue in the first half of 2020. After delivery of the licenses, Genmab will share further development and commercial costs equally with AbbVie. AbbVie is not assessed as a customer but as a collaboration partner, and as such this part of the collaboration is not in scope of IFRS 15. Any cost reimbursement/cost sharing with AbbVie is not recognized as revenue but accounted for as a decrease of the related expenses.

The remaining transaction price of USD 78 million (DKK 513 million) related to the research and development services for the option targets was recorded as deferred revenue and is expected to be recognized as revenue as the services are performed over the development period. Revenue is recognized for the research and development services based on a measure of the company’s efforts toward satisfying the performance obligation relative to the total expected efforts or inputs to satisfy the performance obligation. No revenue has been recognized in the first half of 2020 for this performance obligation and is expected to be recognized as revenue over approximately the next 7 years. In future reporting periods, Genmab will reevaluate the estimates related to its efforts towards satisfying the performance obligation and may record a change in estimate if deemed necessary.

The upfront payment from AbbVie was included in current receivables as of June 30, 2020 and subsequently received in July 2020.

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Management’s Judgements and Estimates – Revenue Recognition for AbbVie Collaboration Agreement

Determination of the total transaction price

At the inception of collaboration agreements that include milestone payments, Genmab evaluates whether the achievement of milestones are considered highly probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. The total transaction price under the AbbVie collaboration agreement was determined to be the USD 750 million (DKK 4,911 million) upfront payment as the future potential milestone amounts were not deemed to be highly probable as they are contingent upon success in future clinical trials and regulatory approvals which are not within Genmab’s control and uncertain at this stage. The milestones under the AbbVie collaboration agreement are specific to each of the three programs and have been allocated to the license grant performance obligations.

Performance Obligations: Delivery of licenses for epcoritamab, DuoHexaBody-CD37, and DuoBody-CD3x5T4

Genmab concluded that the licenses to the functional intellectual property were distinct from other performance obligations and revenue from the upfront payment allocated to these performance obligations was recognized at the point in time the licenses were delivered to AbbVie and they were able to use and benefit from the licenses which was in June 2020.

Genmab engaged third-party valuation specialists to assist with the estimate of stand-alone selling prices which were utilized to allocate the transaction price to these performance obligations. The stand-alone selling prices were based on a discounted cash flow approach and considered several factors including, but not limited to discount rate, development timeline, regulatory risks, estimated market demand and future revenue potential.

Following the delivery of licenses for the three programs, Genmab shares further costs equally with AbbVie. Genmab has determined that AbbVie is not a customer but is a collaboration partner, as such this portion of the collaboration is not in scope of IFRS 15. Any cost reimbursement from AbbVie is not recognized as revenue but as a decrease of the related expenses.

Performance Obligation: Research and development services for the option targets

Genmab engaged third-party valuation specialists to assist with the estimate of the stand-alone selling price which was utilized to allocate the transaction price to this performance obligation. The stand-alone selling price was based on a cost-plus margin approach and considered several factors, including but not limited to discount rate, estimated development costs, and profit margin.

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Note 3 – Marketable Securities

	June 30,	December 31,
	2020	2019
(DKK million)		(full year)

Cost at the beginning of the period	7,380	5,494
Additions for the period	3,006	5,812
Disposals and maturities for the period	(4,152)	(3,926)

Cost at the end of the period	6,234	7,380

Fair value adjustment at the beginning of the period	39	79
Fair value adjustment for the period	(96)	(40)

Fair value adjustment at the end of the period	(57)	39

Net book value at the end of the period	6,177	7,419

Net book value in percentage of cost	99%	101%

Average effective duration	1.01	1.07

As of June 30, 2020, 89% of our marketable securities had a triple A-rating, compared to 91% as of December 31, 2019.

The total fair value adjustment as of June 30, 2020 was an expense of DKK 96 million compared to DKK 40 million as of December 31, 2019. Fair value adjustments were primarily driven by foreign exchange movements and the timing of maturities and purchases of marketable securities.

Note 4 – Financial Income and Expenses

	6 Months Ended	6 Months Ended
	June 30, 2020	June 30, 2019
(DKK million)

Financial income:
Interest and other financial income	83	45
Realized and unrealized gains on marketable securities, net	—	27
Realized and unrealized exchange rate gains, net	36	26

Total financial income	119	98

Financial expenses:
Interest and other financial expenses	4	4
Realized and unrealized losses on marketable securities, net	1	—

Total financial expenses	5	4

Net financial items	114	94

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Interest and other financial income of DKK 83 million in the first half of 2020 compared to DKK 45 million in the first half of 2019 increased due to a higher cash position in the first half of 2020 as compared to the first half of 2019.

Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established a Restricted Stock Unit (RSU) program as an incentive for all the Genmab group’s employees, members of the Executive Management, and members of the Board of Directors. Refer to note 4.6 in the 2019 annual report for further details of the RSU program.

The RSU activity in the first half of 2020 and 2019, respectively, is outlined below.

	6 Months Ended	6 Months Ended
	June 30, 2020	June 30, 2019

Outstanding RSUs at January 1	307,907	218,902
Granted	22,672	15,431
Vested	(39,438)	(22,189)
Forfeited/Cancelled	(6,494)	(5,053)

Outstanding RSUs at June 30	284,647	207,091

During the first half of 2020, 22,672 RSUs were granted with a weighted average fair value of DKK 1,491.16 per RSU. During the first half of 2019, 15,431 RSUs were granted with a weighted average fair value of DKK 1,154.35 per RSU.

During the first half of 2020, 39,438 RSUs vested, compared to 22,189 RSUs during the first half of 2019. Genmab settles RSUs using shares issued from treasury stock. A portion of the settlement is withheld to satisfy individual statutory tax withholding obligations which remain in our treasury share account. During the first half of 2020 and 2019, there were no acquisitions of treasury shares.

Warrant Program

Genmab A/S established warrant programs as an incentive for all the Genmab group’s employees, and members of the Executive Management. Refer to note 4.6 in the 2019 annual report for further details of the warrant programs.

The warrant activity in the first half of 2020 and 2019, respectively, is outlined below.

	6 Months Ended	6 Months Ended
	June 30, 2020	June 30, 2019

Outstanding warrants at January 1	1,413,624	1,423,210
Granted	49,323	49,360
Exercised	(272,078)	(192,572)
Expired/lapsed/cancelled	(43,866)	(12,911)

Outstanding warrants at June 30	1,147,003	1,267,087

During the first half of 2020, 49,323 warrants were granted to our employees with a weighted average exercise price of 1,548.22 per warrant and a weighted average Black-Scholes fair market value of DKK 465.70 per warrant. During the first half of 2019, 49,360 warrants were granted to our employees with a

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Interim Report for the First Half of 2020

weighted average exercise price of 1,154.19 per warrant and a weighted average Black-Scholes fair market value of DKK 360.96 per warrant.

During the first half of 2020, 272,078 warrants were exercised with a weighted average exercise price of DKK 261.06 with proceeds to Genmab of DKK 71 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.42% of share capital. During the first half of 2019, 192,572 warrants were exercised with a weighted average exercise price of DKK 200.81 with proceeds to Genmab of DKK 39 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.31% of share capital.

Share-based compensation expenses related to our RSU and warrant programs for the first half of 2020 totaled DKK 98 million compared to DKK 68 million for the first half of 2019.

As of June 30, 2020, 136,630 treasury shares were held by Genmab to cover obligations in relation to the RSU program and reduce the dilution effect of share capital increases resulting from future exercises of warrants.

Note 6 - Shareholdings by the Board of Directors and Executive Management

The tables below set forth certain information regarding the beneficial ownership of the issued share capital (including shares in the form of ADSs) and the outstanding share-based instruments held by the members of the Board of Directors and the Executive Management as of June 30, 2020.

	December 31,				June 30,
	2019	Acquired	Sold	Transferred	2020
Number of ordinary shares owned

Board of Directors
Mats Pettersson*	32,007	786	—	(32,793)	—
Anders Gersel Pedersen	8,718	589	—	—	9,307
Pernille Erenbjerg	3,178	393	—	—	3,571
Paolo Paoletti	3,337	393	(2,700)	—	1,030
Rolf Hoffmann	1,050	1,121	—	—	2,171
Deirdre P. Connelly	2,200	1,121	—	—	3,321
Jonathan Peacock**	—	—	—	473	473
Peter Storm Kristensen	200	1,071	(971)	—	300
Mijke Zachariasse	—	34	—	—	34
Daniel Bruno	—	1,080	—	—	1,080

	50,690	6,588	(3,671)	(32,320)	21,287
Executive Management
Jan van de Winkel	668,484	2,939	—	—	671,423
David A. Eatwell***	80,261	1,776	—	(82,037)	—
Anthony Pagano***	—	—	—	863	863
Judith Klimovsky	—	1,397	—	—	1,397
Anthony Mancini****	—	—	—	—	—

	748,745	6,112	—	(81,174)	673,683

Total	799,435	12,700	(3,671)	(113,494)	694,970

* Stepped down from the Board of Directors at the Annual General Meeting in March 2020.

** Elected to the Board of Directors at the Annual General Meeting in March 2020.

*** David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed Chief Financial Officer and member of the Executive Management on March 1, 2020.

**** Appointed Chief Operating Officer and member of the Executive Management in March 2020.

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	December 31,					June 30,
	2019	Granted	Exercised	Cancelled	Transferred	2020
Number of warrants held

Board of Directors
Mats Pettersson*	20,000	—	—	—	(20,000)	—
Anders Gersel Pedersen	20,000	—	(10,000)	—	—	10,000
Pernille Erenbjerg	—	—	—	—	—	—
Paolo Paoletti	—	—	—	—	—	—
Rolf Hoffmann	—	—	—	—	—	—
Deirdre P. Connelly	—	—	—	—	—	—
Jonathan Peacock**	—	—	—	—	—	—
Peter Storm Kristensen	2,383	—	(563)	—	—	1,820
Mijke Zachariasse	908	—	—	—	—	908
Daniel Bruno	19,043	—	(6,375)	—	—	12,668

	62,334	—	(16,938)	—	(20,000)	25,396

Executive Management
Jan van de Winkel	65,668	—	—	—	—	65,668
David A. Eatwell***	245,201	—	—	(28,424)	(216,777)	—
Anthony Pagano***	—	—	—	—	30,444	30,444
Judith Klimovsky	36,932	—	—	—	—	36,932
Anthony Mancini****	—	7,771	—	—	—	7,771

	347,801	7,771	—	(28,424)	(186,333)	140,815

Total	410,135	7,771	(16,938)	(28,424)	(206,333)	166,211

* Stepped down from the Board of Directors at the Annual General Meeting in March 2020.

** Elected to the Board of Directors at the Annual General Meeting in March 2020.

*** David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed Chief Financial Officer and member of the Executive Management on March 1, 2020.

**** Appointed Chief Operating Officer and member of the Executive Management in March 2020.

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Interim Report for the First Half of 2020

	December 31,					June 30,
	2019	Granted	Settled	Cancelled	Transferred	2020
Number of RSUs held

Board of Directors
Mats Pettersson*	2,836	—	(786)	—	(2,050)	—
Anders Gersel Pedersen	1,807	—	(589)	—	—	1,218
Pernille Erenbjerg	1,418	—	(393)	—	—	1,025
Paolo Paoletti	1,418	—	(393)	—	—	1,025
Rolf Hoffmann	2,146	—	(1,121)	—	—	1,025
Deirdre P. Connelly	2,465	—	(1,121)	—	—	1,344
Jonathan Peacock**	—	1,174	—	—	—	1,174
Peter Storm Kristensen	1,832	—	(508)	—	—	1,324
Mijke Zachariasse	534	—	(75)	—	—	459
Daniel Bruno	5,497	—	(1,484)	—	—	4,013

	19,953	1,174	(6,470)	—	(2,050)	12,607

Executive Management
Jan van de Winkel	37,597	—	(5,819)	—	—	31,778
David A. Eatwell***	12,375	—	(3,634)	(1,128)	(7,613)	—
Anthony Pagano***	—	2,295	—	—	5,279	7,574
Judith Klimovsky	22,893	—	(2,800)	—	—	20,093
Anthony Mancini****	—	6,737	—	—	—	6,737

	72,865	9,032	(12,253)	(1,128)	(2,334)	66,182

Total	92,818	10,206	(18,723)	(1,128)	(4,384)	78,789

* Stepped down from the Board of Directors at the Annual General Meeting in March 2020.

** Elected to the Board of Directors at the Annual General Meeting in March 2020.

*** David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed Chief Financial Officer and member of the Executive Management on March 1, 2020.

**** Appointed Chief Operating Officer and member of the Executive Management in March 2020.

Following Genmab A/S' Annual General Meeting on March 26, 2020, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly, Pernille Erenbjerg, Dr. Anders Gersel Pedersen, Rolf Hoffmann and Dr. Paolo Paoletti were re-elected to the Board of Directors for a one-year period. Jonathan Peacock was elected to the Board of Directors for a one-year period. Mats Pettersson stepped down from the Board of Directors. The reclassification of the board member’s shares and share-based instruments is shown in the transferred column of the tables above. The Board of Directors convened and constituted itself with Deirdre P. Connelly as Chair and Pernille Erenbjerg as Deputy Chair.

The Executive Management team is comprised of four members. Jan van de Winkel is the President and Chief Executive Officer. Judith Klimovsky is the Executive Vice President and Chief Development Officer. On February 29, 2020, David Eatwell retired from his position as Executive Vice President and Chief Financial Officer. On March 1, 2020, Anthony Pagano, previously Senior Vice President Finance and Corporate Development, assumed the role of Executive Vice President and Chief Financial Officer. On March 23, 2020, Anthony Mancini joined Genmab as Executive Vice President and Chief Operating Officer. The

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Interim Report for the First Half of 2020

reclassification of the Executive Management’s shares and share-based instruments is shown in the transferred column of the tables above.

Other than the remuneration to the Board of Directors and the Executive Management and the transactions detailed in the tables above, no other significant transactions with the Board of Directors or the Executive Management took place during the first half of 2020. For further information on the remuneration of the Board of Directors and the Executive Management, refer to note 5.1 in the 2019 annual report.

Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	June 30,	December 31,
	2020	2019
(DKK million)
Right-of-use assets
Properties	308	173
Equipment	4	4

Total right-of-use assets	312	177

Lease liabilities
Current	43	26
Non-current	313	155

Total lease liabilities	356	181

During the first half of 2020, there were additions to our right-of-use assets and lease liabilities related to the commencement of leases entered into by Genmab A/S’s subsidiaries Genmab US, Inc. and Genmab B.V. with respect to office and laboratory space. The Genmab US. Inc. lease is non-cancellable until August 2031 with future minimum payments of approximately DKK 214 million and the Genmab B.V. lease is non-cancellable until June 2022 with future minimum payments of approximately DKK 5 million.

Amounts recognized in the statement of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	6 Months Ended	6 Months Ended
	June 30, 2020	June 30, 2019
(DKK million)
Depreciation charge of right-of-use assets
Properties	14	13
Equipment	1	1

Total depreciation charge of right-of-use assets	15	14

Interest expense	3	4
Expense relating to short-term leases	2	1

Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

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During the third quarter of 2019, Genmab A/S’s subsidiary Genmab B.V., entered into a lease agreement with respect to office and laboratory space with a commencement date in the first quarter of 2022 and is non-cancellable until January 2032. The total future minimum payments over the term of the lease are approximately DKK 90 million and estimated capital expenditures to fit out the space are approximately DKK 70 million.

Note 8 - Subsequent Events to the Balance Sheet Date

No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of June 30, 2020.

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Interim Report for the First Half of 2020

ABOUT GENMAB

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of three approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Arzerra® (ofatumumab, under agreement with Novartis AG), for the treatment of certain chronic lymphocytic leukemia indications in the U.S., Japan and certain other territories and TEPEZZA® (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. A subcutaneous formulation of daratumumab, known as DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj) in the U.S., has been approved in the U.S. and Europe for the treatment of adult patients with certain multiple myeloma indications. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development by Novartis for the treatment of relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

This Interim Report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO™ are trademarks of Janssen Pharmaceutica NV. TEPEZZA® is a trademark of Horizon Therapeutics plc.

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Interim Report for the First Half of 2020

DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the Executive Management have today considered and adopted the unaudited interim report of the Genmab group for the first half ended June 30, 2020.

The interim report is prepared in accordance with International Accounting Standard No. 34 (IAS 34), “Interim Financial Reporting”, as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group.

Furthermore, we consider the Management’s Review to give a true and fair account of the development in the group’s activities and financial affairs, results of operations and the group’s financial position as a whole as well as a description of the significant risks and uncertainties which the group faces.

Copenhagen, August 12, 2020

Executive Management

Jan van de Winkel	Anthony Pagano	Judith Klimovsky	Anthony Mancini
(President & CEO)	(Executive Vice President & CFO)	(Executive Vice President & CDO)	(Executive Vice President & COO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Jonathan Peacock

Mijke Zachariasse	Daniel J. Bruno	Peter Storm Kristensen
(Employee elected)	(Employee elected)	(Employee elected)

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